June 24, 2014

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549-7010

RE:           DXP Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 11, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 12, 2014

Dear Mr. O’Brien:

I have reviewed the comments contained in your letter to me dated June 10, 2014.  My responses are keyed to your comments.

DXP Enterprises, Inc. (“DXP”) acknowledges that:

•	DXP is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DXP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Business, page 3

1.           In future filings, DXP will disclose the dollar amount of backlog orders we believe to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

2.           In future Exchange Act filings, DXP will enhance our discussion of the changes in various line items period-over-period for each of our segments.  DXP will ensure that our analysis provides a discussion of the reasons for the changes in line items and quantify the incremental impact of such reasons, as practicable.  DXP will also discuss whether we believe such factors are the result of a trend and, if so, whether we expect it to continue and how it may impact revenues, income from continuing operations, our planned acquisitions and our available liquidity.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 14

3.           In future filings, DXP will ensure that our Management’s Discussion and Analysis includes a discussion of the known trends and uncertainties that have had or that we reasonably expect to have a material impact on net sales or revenues or income from continuing operations.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Incentive Cash Bonuses, page 12

4.    In future filings, DXP will show how we calculated the incentive cash bonuses for each of our named executive officers based on our financial performance for that year.  DXP will also disclose how we determine the maximum bonus amount for each of our named executive officers.  Following is an example of disclosure regarding incentive cash bonuses which will be included in future filings:

Incentive Cash Bonuses

Each of our Named Executives is eligible to receive an incentive cash bonus.

Under the terms of the employment agreement with our Chief Executive Officer, he is entitled to receive a bonus of 5% of our profit before income tax, which is determined and paid on a quarterly basis, subject to an annual cap determined by the Compensation Committee. The Compensation Committee can decide to pay all or a portion of this bonus in the form of restricted stock.  The determination of whether the bonus is to be paid in cash or shares of restricted stock is to be made prior to the date on which the amount of the bonus is determined.

If shares of restricted stock will be issued, the number of shares is determined by dividing the portion of the bonus to be paid in restricted stock by the closing price of a share of our Common Stock on the last day of the month for which the bonus was earned, rounded up to the nearest whole share. For 2011, 2012, and 2013 all incentive cash bonuses were paid in cash. For 2013, the maximum incentive bonus for Mr. Little was $1,200,000.  For 2013, our profit before income tax was $94,717,000, so Mr. Little’s bonus would have been $4,735,850 if not for the cap.

At the beginning of each year, our Chief Executive Officer makes a recommendation to the Compensation Committee, which the Committee reviews and approves, regarding whether our other Named Executives will receive an incentive cash bonus and, if so, how the incentive cash bonus will be calculated. The Compensation Committee specifies the maximum bonus for each Named Executive. Each incentive cash bonus is calculated by multiplying our profit before income tax by two percentages. Profit before income tax, up to a maintenance amount (which is determined by our Compensation Committee on an annual basis), is multiplied by a percentage referred to as the Maintenance Incentive Factor. Profit before income tax above the maintenance amount is multiplied by a higher percentage referred to as the Growth Incentive Factor.

The two percentages are determined from a grid (which is determined by our Compensation Committee on an annual basis) based upon the percentage determined by dividing profit before income tax by sales for the period. The grid for 2013 is as follows:

Income Before Taxes as a Percentage of Sales Equal to or Greater Than	Maintenance Incentive Factor	Growth Incentive Factor
0.0%	0.00%	0.00%
3.0%	0.12%	0.52%
3.5%	0.14%	0.61%
4.0%	0.16%	0.69%
4.5%	0.18%	0.78%
5.0%	0.20%	0.87%
5.5%	0.22%	0.95%
6.0%	0.24%	1.04%
6.5%	0.26%	1.13%
7.0%	0.28%	1.21%
7.5%	0.30%	1.30%
8.0%	0.32%	1.39%
8.5%	0.34%	1.47%
9.0%	0.36%	1.56%
9.5%	0.38%	1.65%

The maintenance amount for 2013 was $85,009,000. For 2013, the maximum incentive cash bonus under the plan for our named executives participating in the plan ranged from $340,000 to $360,000. The incentive cash bonuses were determined and paid quarterly. Bonuses for the named executives are calculated below and included in “Summary Compensation Table” under the heading “Non-Equity Incentive Plan Compensation”.

The following table summarizes the calculation of the named executives Non-Equity Incentive Plan Compensation (in thousands, except percentages):

Name	2013 Maintenance Amount (a)	EBT over Maintenance Amount (b)	Maintenance Incentive Factor (c)	Growth Incentive Factor (d)	(a) x (c) Maintenance Bonus (e)	(b) x (d) Growth Bonus (f)	(e) + (f) Total Bonus Before Cap	Maximum Bonus Cap
Mac McConnell	$85,009	$9,708	0.30%	1.30%	$255	$126	$381	$340
David Vinson	$85,009	$9,708	0.30%	1.30%	$255	$126	$381	$360
Kent Yee	$85,009	$9,708	0.30%	1.30%	$255	$126	$381	$360
Gary Messersmith	$85,009	$9,708	0.30%	1.30%	$255	$126	$381	$350

Earnings Before Taxes (EBT) for 2013 was $94,717,000. EBT was 7.6% of 2013 sales.

Equity-Based Compensation, page 13

5.           In future filings, DXP will include a discussion of all equity-based awards made during the most recent fiscal year, such as the stock award received by Mr. Messersmith in 2013.

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments of our filing.  My fax number is 713-996-6570.

Sincerely,

/s/Mac McConnell
Mac McConnell
Senior Vice President and Chief Financial Officer